PUBLIC

AMERITAS INVESTMENT COMPANY, LLC

(SEC I.D. No. 8-31296)

Statement of Financial Condition as of December 31, 2023 and Report of Independent Registered Public Accounting Firm

File pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a **PUBLIC DOCUMENT**

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Ameritas Investment Company, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

5900 "O" Street
(No. and Street)

Lincoln	NE	68510-2234
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Rollin L. Biel	402-325-4068	rollin.biel@ameritas.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Deloitte & Touche LLP
(Name – if individual, state last, first, and middle name)

30 Rockefeller Plaza	New York	NY	10112
(Address)	(City)	(State)	(Zip Code)

10/20/2003	34
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gerald Q. Herbert, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Ameritas Investment Company, LLC, as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: Senior Vice President Risk & Compliance

[signature]
Notary Public 2.29.2024


GENERAL NOTARY - State of Nebraska
JACKIE M MCCLURE
My Comm. Exp. December 12, 2027

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member of
Ameritas Investment Company, LLC
Lincoln, Nebraska

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Ameritas Investment Company, LLC (the "Company") as of December 31, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

February 29, 2024
Omaha, Nebraska

We have served as the Company's auditor since 1984.

AMERITAS INVESTMENT COMPANY, LLC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2023

ASSETS		
Cash and cash equivalents	$	14,008,221
Clearing account deposit with broker dealer		100,000
Receivables:		
Affiliates		93,869
Commissions		2,178,966
Securities sold		706,322
Other		155,230
Securities owned:		
Marketable, at fair value		35,760,539
Municipal warrants, at fair value		2,998,041
Current income taxes		2,553
Other assets		1,067,402
Total Assets	$	57,071,143

LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES:		
Payables:		
Affiliates	$	989,288
Commissions		1,712,697
Other		1,612,248
Accrued salary related expenses		102,363
Notes payable - affiliate		2,000,000
Deferred clearing firm credit		1,172,709
Deferred compensation		38,015,010
Total Liabilities		45,604,315
COMMITMENTS, GUARANTEES AND CONTINGENCIES (Note 7)		
MEMBER'S EQUITY:		
Retained earnings		11,466,828
Total Member's Equity		11,466,828
Total Liabilities and Member's Equity	$	57,071,143

The accompanying notes are an integral part of these financial statements.

AMERITAS INVESTMENT COMPANY, LLC
NOTES TO STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2023

1. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS

Ameritas Investment Company, LLC (the Company) is a broker dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA).

The Company operates as a registered broker dealer on a fully-disclosed basis under agreement with National Financial Services LLC (NFS). In addition, the Company does subscription-way business where the security is purchased directly from the issuer or a third-party. The Company engages in underwriting municipal bonds and warrants and generates commission income from distributing products for affiliates.

The Company is a wholly owned subsidiary of Ameritas Life Insurance Corp. (ALIC). ALIC is a wholly owned subsidiary of Ameritas Holding Company (AHC) which is a wholly owned subsidiary of Ameritas Mutual Holding Company (AMHC).

The Company operates in the securities brokerage industry and has no other reportable segments.

USE OF ESTIMATES

The preparation of this financial statement in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

CASH EQUIVALENTS

The Company considers all highly liquid debt securities, including money market mutual funds, with a maturity of less than three months when purchased to be cash equivalents.

RECEIVABLES

Receivables are recorded net of credit losses.

SECURITIES OWNED

Marketable securities are recorded at fair value as determined using an independent pricing source and municipal warrants are recorded at fair value as estimated by management.

SECURITIES TRANSACTIONS

All transactions with and for customers are made on a fully-disclosed basis with a clearing broker dealer or registered investment company which carries the accounts of such customers. Purchases and sales of securities are recorded on a trade date basis. Securities can also be traded direct with the vendor, sponsor, insurance carrier.

DEFERRED CLEARING FIRM CREDIT

During 2013, the Company executed an Amended and Restated Fully Disclosed Clearing Agreement (Agreement) with NFS. In accordance with the terms of the Agreement, AIC received a $4,000,000 Correspondent Business Development Credit (Credit) and a $2,500,000 Termination Credit (Termination Credit).

The Credit was granted to offset expenses incurred by the Company in aligning itself to conduct its brokerage business on a fully disclosed basis with NFS by March 31, 2014. The Termination Credit was granted to offset termination fees incurred by the Company from the termination of its fully disclosed clearing agreement with another clearing firm.

During 2021, the Company executed an Amendment to Amended and Restated Fully Disclosed Clearing Agreement (Amendment) with NFS. In accordance with the terms of the Amendment, AIC received a $550,000 Correspondent Renewal Credit (Renewal Credits) in 2021 and a Correspondent Renewal Credit of $400,000 in 2022.

The Renewal Credits were granted conditioned upon the Agreement remaining in full force and effect for the renewal term, extending the Agreement 24 months to June 30, 2025.

At December 31, 2023, the Company had a Deferred Clearing Firm Credit of $1,172,709. Prior to the Amendment, the credit from the Agreement was being recognized over the life of the original Agreement recognized a reduction of Clearing fees. The Amendment resulted in an extension of the life of the Agreement. The credit is now recognized ratably over the 12-year and 5 month life of the Agreement.

AMERITAS INVESTMENT COMPANY, LLC
NOTES TO STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2023

1. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

LITIGATION AND SETTLEMENTS
The Company is involved in various legal matters from time to time. When the liability is determined to be probable and can be estimated the Company records the liability.

INCOME TAXES
The Company operates as a limited liability company. Taxable income or loss is reported to the Company's single member for inclusion in their respective tax return. Accordingly, no provision or liability for corporate federal income taxes are included in financial statement for the Company. The Company, however, may be subject to certain state and local incomes taxes.

SUBSEQUENT EVENTS
The Company has evaluated events subsequent to December 31, 2023 through the date the financial statement was issued.

2. CASH SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

The Company has established a special reserve bank account for the benefit of customers under the exemptive provisions of Rule 15c3-3 of the SEC.

3. SECURITIES OWNED

Securities owned carried at fair value consist of the following:

	December 31, 2023
Equity securities	$ 638,277
Assets related to mutual funds	34,892,516
Municipal bonds	212,683
Real estate investment trusts	17,063
Securities owned: Marketable	35,760,539
Municipal warrants	2,998,041
Total securities owned	$ 38,758,580

4. RELATED PARTY TRANSACTIONS

The Company has entered into an agreement with Ameritas Advisory Services (AAS), a registered investment advisor, pursuant to the migration of advisory customer accounts from the Company to AAS on November 1, 2021. The agreement permits the Company to receive payment from AAS for services provided.

The Company has an agreement with Variable Contract Agency, LLC (VCA), an insurance agency, pursuant to the SEC No-action letter on Insurance Networking Arrangements, dated April 23, 2013. The agreement permits the Company to act as a distributor and underwriter of variable life insurance and variable annuity policies for ALIC and Ameritas Life Insurance Corp. of New York ("Ameritas-NY") which are affiliates.

The Company and its affiliates provide various administrative services to each other through administrative service agreements. These services include, but are not limited to, payroll, product distribution, marketing, legal and accounting, customer servicing, transaction processing, and other administrative services. Receivables and payables related to these activities are reflected in the Statement of Financial Condition as Receivables: Affiliates and Payables: Affiliates. The Company's employees are employees of ALIC.

AMERITAS INVESTMENT COMPANY, LLC
NOTES TO STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2023

4. RELATED PARTY TRANSACTIONS (continued)

The Company obtained a $25 million revolving line of credit from AHC on May 4, 2016. In 2020 the amount was reduced to $10 million. The initial term of the line of credit ended on September 1, 2018 was renewed to September 1, 2020 and has been extended to September 1, 2025. The line of credit is an extension of the old agreement. Either party may cancel the agreement upon ninety days written notice to the other party for any reason. In April 2023, AHC transferred the line of credit to ALIC. There is $2 million in borrowings against the line at December 31, 2023.

5. NET CAPITAL

The Company, as a registered broker dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). The Company uses the Alternative Standard method of calculating net capital which requires net capital to not be less than $250,000 or two percent of aggregate debit items computed in accordance with the Formula for Determination of Reserve Requirements for Brokers and Dealers (Rule15c3-3). At December 31, 2023, the Company had net capital of $9,369,926 which was $9,119,926 in excess of required capital of $250,000.

6. BENEFIT PLANS

The Company participates in a non-contributory defined benefit plan (the Plan or Pension Plan) sponsored by AHC. The assets and liabilities of this Plan are held by AHC. The Company's employees and agents participate in a defined contribution plan that covers substantially all full-time employees and agents of AHC and its subsidiaries. Company matching contributions under the defined contribution plan range from 0.5% to 3.0%. In addition, for eligible employees who are not Pension Plan participants, the Company makes a contribution of 6.0% of the participant's compensation for those hired before January 1, 2006 and 5.0% of the participant's compensation for those hired after January 1, 2006.

The Company's employees also participate in the post-retirement benefit plan (the Postretirement Plan) providing group medical coverage to retired employees of AHC and its subsidiaries. For employees eligible to retire on or before January 1, 2000, these benefits are a specified percentage of premium until age 65 and a flat dollar amount thereafter. For employees eligible for retirement after January 1, 2000, benefits will be provided up to the date when the employee becomes eligible for Medicare. Employees become eligible for these benefits upon the attainment of age 55, 15 years of service and participation in the plan for the immediately preceding 5 years. Benefit costs include the expected cost of post-retirement benefits for newly eligible employees, interest cost, and gains and losses arising from differences between actuarial assumptions and actual experience. The assets and liabilities of this Plan are held by AHC.

The Company sponsors a contributory unqualified deferred compensation plan covering eligible registered representatives. Participants in this plan direct the Company as to how to invest their deferred earnings. Based upon these instructions, deemed earnings or losses are credited to participants' plan balances. The plan is unfunded but the Company does maintain a portfolio of marketable securities whose performance is intended to correspond with the performance of the deferred compensation investments. The Company's liability under this plan is presented as Deferred compensation liabilities in the Statement of Financial Condition.

7. COMMITMENTS, GUARANTEES AND CONTINGENCIES

In the normal course of business, the Company enters into underwriting commitments. Substantially all transactions relating to underwriting commitments existing at December 31, 2023 were subsequently settled and had no material effect on the financial statement.

From time to time, the Company is subject to litigation and regulatory examination in the normal course of business. Management does not believe that the Company is party to any such pending litigation or examination which would have a material adverse effect on its financial condition.

7. COMMITMENTS, GUARANTEES AND CONTINGENCIES (continued)

In 2023, there were no fines and penalties related to regulatory matters.

Management is of the opinion that there are no other regulatory actions that are probable and estimable of a loss that is material to the financial position of the Company.

The Company has provided guarantees to its clearing brokers. Under the agreements, the Company has agreed to indemnify the clearing brokers for customers introduced by the Company that are unable to satisfy the terms of their contracts. Management believes the potential for the Company to be required to make payments under these agreements is remote. The past experience of these items is less than 5% of the deposit with the clearing broker and the Company has never had to make an additional payment. Accordingly, no amounts are recorded on the Statement of Financial Condition for these contingent liabilities. In accordance with Rule 15c3-1, the Company would deduct a contingent liability from its net capital. At December 31, 2023, there were no contingent liabilities under this requirement.

8. FAIR VALUE MEASUREMENTS

Fair value measurement guidance requires that financial assets and liabilities carried at fair value in the financial statement be included in a fair value hierarchy for disclosure purposes. The guidance defines fair value as "the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date."

In determining fair value, the Company utilizes market data, cash flow, and other data as available. The degree of judgment used in measuring fair value of financial instruments generally correlates with the level of pricing observability. That is, financial instruments with quoted prices in active markets have more pricing observability and therefore less judgment is used in measuring fair value.

Conversely, financial instruments traded in other than active markets or that do not have quoted prices have less observability and are measured at fair value using the valuation models or other pricing techniques that require more judgment. The Company uses valuation techniques that maximize the use of observable inputs and minimize the use of unobservable techniques.

Valuations are generally obtained from third party pricing services for identical or comparable assets or liabilities, or through the use of valuation methodologies using market inputs. Prices from pricing services are validated through comparison to internal pricing information and economic indicators as well as back testing to trade data or other data to confirm that the pricing service's significant inputs are observable.

Under certain conditions, the Company may conclude the prices received from independent third party pricing services or brokers are not reasonable or reflective of market activity. In those instances, the Company may choose to override the third party pricing information or quotes received and apply internally developed values to the related assets or liabilities.

8. FAIR VALUE MEASUREMENTS (continued)

In accordance with the guidance, the Company categorizes its financial instruments into a three level hierarchy based on the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level disclosed is based on the lowest priority level input that is significant to the fair value measurement of the instrument in its entirety. In summary, the hierarchy prioritizes inputs to valuation techniques into three levels:

- Level 1 - Quoted prices in active markets for identical assets/liabilities. The Company's Level 1 assets include: money market mutual funds and equity securities. Equity securities consist of common stocks and exchange traded funds.
- Level 2 – Includes prices based on other observable inputs, including quoted prices for similar assets/ liabilities. The Company's Level 2 assets include: Real estate investment trusts.
- Level 3 – Includes unobservable inputs and may include the entities own assumptions about market participant assumptions. The Company's Level 3 assets include municipal warrants. The following table summarizes assets measured at fair value on a recurring basis by the hierarchy levels described above as follows:

	December 31, 2023			
	Level 1	*Level 2*	*Level 3*	*Total*
Assets				
Cash equivalents	$ 12,219,032	$ —	$ —	$ 12,219,032
Securities owned: at fair value				
Equity securities	638,277	—	—	638,277
Municipal bonds	—	—	212,683	212,683
Real estate investment trusts	—	17,063	—	17,063
Municipal warrants, at fair value	—	—	2,998,041	2,998,041
Subtotal excluding mutual funds	12,857,309	17,063	3,210,724	16,085,096
Assets related to mutual funds[1]	—	—	—	34,892,516
Total assets accounted for at fair value	$ 12,857,309	$ 17,063	$ 3,210,724	$ 50,977,612

[1] Certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the statement of financial condition.

Transfers – During 2023, there were no transfers between levels.

8. FAIR VALUE MEASUREMENTS (continued)

The valuation techniques used to measure the fair values by type of investment in the above tables follow:

1. Cash equivalents – Money market mutual funds are classified as Level 1 as the fair values are based on quoted prices in active markets for identical securities.
2. Securities owned: Equities – Classified as Level 1 as the fair values are based on quoted prices in active markets for identical securities.
3. Securities owned: Municipal bonds – Classified as Level 3 as internal valuations are used to value the Company's municipal bonds investments and significant inputs are unobservable.
4. Securities owned: Mutual Funds – Fair values for mutual funds represent NAV as a practical expedient received from fund managers who stand ready to transact at the quoted values.
5. Securities owned: Real estate investment trusts – Classified as Level 2 as the fair values are based on quoted market prices for similar assets.
6. Securities owned: Municipal warrants – Classified as Level 3 as internal valuations are used to value the Company's municipal warrants investments and significant inputs are unobservable.

Municipal warrants (warrants) held by the Company are fixed maturity debt instruments issued by municipalities in the state of Nebraska. Warrants are not traded via exchanges. Transactions in warrants historically take place at par and regular bids from other broker dealers are not available. Warrant new issue market rates and the financial condition of the issuing municipality are the primary inputs used in arriving at the fair value measurements of warrants. If in the judgment of the Company an issuing municipality's financial condition presents indicators of financial stress, the Company performs a discounted cash flow analysis. The discount rate used by the Company utilizes the observable corporate bond market to quantify credit risk, adjusts that spread to a tax-exempt credit spread, and applies the adjusted credit spread to the warrant new issue market rate. In 2023, the Company did not have any warrants in the impaired category that would require a discounted cash flow adjustment.

9. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

As a broker dealer, the Company is engaged in various trading and brokerage activities serving a diverse group of corporate, institutional and individual investors. A significant portion of the Company's transactions are on a principal basis, which are subject to the risk of counterparty nonperformance. The Company's exposure to credit risk associated with the contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the counterparties' ability to satisfy their obligations to the Company. The Company's liability under these arrangements is not quantifiable. However, the potential for the Company to be required to make payments under these arrangements is remote. Accordingly, the Company has not recorded a guarantee in the Statement of Financial Condition for these transactions.

The Company believes it has effective procedures for evaluating and limiting the credit and market risks to which it is subject.